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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                       Form 20-F __X__      Form 40-F____


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes____              No__X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes____              No__X__


    Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes____              No__X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                                     Madrid, 15th September 2005


Dear            ,

I am writing to update you on Endesa's response to the hostile tender offer launched by Gas Natural (the "Offer") and inform you of what to expect from us in the coming weeks.

As you will have seen, Endesa's Board of Directors has rejected the offer unanimously based on the conviction that it is grossly inadequate and not in the best interests of our shareholders. We strongly believe Endesa's stand-alone Strategic Plan will deliver superior value to our shareholders compared to the (highly uncertain) value implied by the Offer. Furthermore, Endesa's Board of Directors is confident of achieving this superior value without the significant risk entailed by the proposed transaction.

We are currently preparing a comprehensive response to the offer on the conviction that the autonomy of our current business project will prevail. In the meantime, we ask for your continued support and confidence in the strong positive momentum of the Endesa story.

Yours sincerely,




Rafael Miranda
CEO

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ENDESA, S.A.

Dated: September 15th , 2005                     By:    /s/ Alvaro Perez de Lema
                                                        ------------------------
                                                 Name:  Alvaro Perez de Lema
                                                 Title: Manager of North America
                                                        Investor Relations